As filed with the Securities and Exchange Commission on May 23, 2000



                                    FORM N-8F
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                   Application Pursuant to Section 8(f) of the
                     Investment Company Act of 1940 ("Act")
                  and Rule 8f-1 Thereunder for Order Declaring
                 that a Registered Investment Company has Ceased
                    to be an Investment Company under the Act

                    INVESCO EMERGING OPPORTUNITY FUNDS, INC.
                               (Name of Applicant)

                               File No.: 811-06234
                (Securities and Exchange Commission File Number)

                              7800 E. Union Avenue
                             Denver, Colorado 80237
                     (Address of Principal Executive Office)




                   Copies of all Communications and Orders to:

Glen A. Payne, Esq.                              Clifford J. Alexander, Esq.
7800 E. Union Avenue                             Susan M. Casey, Esq.
Denver, Colorado  80237                          Kirkpatrick & Lockhart LLP
                                                 1800 Massachusetts Avenue, N.W.
                                                 Washington, D.C.  20036-1800


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I.         GENERAL IDENTIFYING INFORMATION

1.         Reason  fund  is  applying  to   deregister   (check  ONLY  ONE;  for
           descriptions, SEE Instruction 1 above):

           [x]       Merger
           [ ]       Liquidation
           [ ]       Abandonment of Registration
                     (Note: Abandonments of Registration answer ONLY questions 1
                     through   15,  24  and  25  of  this   form  and   complete
                     verification at the end of the form.)

           [ ]       Election of status as a Business Development Company
                     (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.         Name of fund:  INVESCO Emerging Opportunity Funds, Inc.

3.         Securities and Exchange Commission File No.:  811-06234

4.         Is this an initial Form N-8F or an  amendment  to a previously  filed
           Form N-8F?

           [x]       Initial Application  [  ]      Amendment

5. Address of Principal Executive Office (include No. and Street, City, State, Zip Code):

           7800 E. Union Avenue
           Denver, CO  80237

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

           Susan M. Casey, Esq.
           Kirkpatrick & Lockhart LLP
           1800 Massachusetts Avenue, N.W.
           Washington, D.C.  20036-1800
           (202) 778-9000

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund's records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

           INVESCO Funds Group, Inc.
           7800 E. Union Avenue
           Denver, CO  80237


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           NOTE:  ONCE  DEREGISTERED,  A FUND IS STILL  REQUIRED TO MAINTAIN AND
           PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

8.         Classification of fund (check only one):

                     [x]       Management company;
                     [ ]       Unit investment trust; or
                     [ ]       Face-amount certificate company.

9. Subclassification if the fund is a management company (check only one):

                     [x]       Open-end             [  ]      Closed-end

10. State law under which the fund was organized or formed (E.G., Delaware or Massachusetts):

           The fund is organized as a Maryland corporation.

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

           INVESCO Funds Group, Inc., the fund's investment adviser, is located at 7800 E. Union Avenue, Denver, CO 80237.

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those principal underwriters have been terminated:

           INVESCO Distributors, Inc., the fund's principal underwriter, is located at 7800 E. Union Avenue, Denver, CO 80237.

13.        If  the  fund  is  a  unit  investment  trust  ("UIT")  provide:  Not
           Applicable.

           (a) Depositor's name(s) and address(es):

           (b) Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (E.G., an insurance company separate account)?

           [  ]  Yes [x ]  No


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           If Yes, for each UIT state:
           Name(s):
           File No.:  811-______
           Business Address:

           Not Applicable.

15.        (a)       Did the fund obtain  approval  from the board of  directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                     [x]  Yes  [  ]  No

                     If Yes,  state the date on which the board vote took place:
                     February 3, 1999

                     If No, explain:

           (b)       Did  the  fund  obtain   approval  from  the   shareholders
                     concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                     [x]  Yes  [  ]  No

                     If Yes, state the date on which the shareholder vote took place: May 20, 1999

                     If No, explain:

II.        DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

                     [x]  Yes  [  ]  No

           (a) If Yes, list the date(s) on which the fund made those distributions: July 15, 1999

           (b)       Were the distributions made on the basis of net assets?

                     [x]  Yes  [  ]  No

           (c) Were the distributions made PRO RATA based on share ownership?

                     [x]  Yes  [  ]  No

           (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For mergers, provide the exchange ratio(s) used and explain how it was calculated.

           (e)       LIQUIDATIONS ONLY:

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                     Were any distributions to shareholders made in kind?

                     [  ]  Yes [  ]  No

                     If yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.        CLOSED-END FUNDS ONLY:
           Has the fund issued senior securities?  Not Applicable.

                     [  ]  Yes [  ]  No

           If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

           Not Applicable.

18.        Has  the  fund   distributed   ALL  of  its   assets  to  the  fund's
           shareholders?

           [x]  Yes  [  ]  No

           If No,
           (a) How many shareholders does the fund have as of the date this form is filed?

           (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

                     [  ]  Yes [x]  No

           If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.       ASSETS AND LIABILITIES

20.        Does the fund have any assets as of the date this form is filed?
           (SEE QUESTION 18 ABOVE)

                     [  ] Yes  [x] No

           If Yes,

           (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:
           (b)       Why has the fund retained the remaining assets?


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           (c)       Will the remaining assets be invested in securities?

                     [  ] Yes             [  ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

                     [  ] Yes             [x] No

           If Yes,
           (a) Describe the type and amount of each debt or other liability:
           (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.        INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.        (a)       List the expenses incurred in connection with the Merger or
                     Liquidation:

                     (i)    Legal expenses:                                     $10,122.26
                     (ii)   Accounting expenses:                                  1,000.00
                     (iii)  Other expenses (list and identify separately):
                             Postage and Printing:                               44,740.60
                             Proxy Solicitation:                                 25,811.32
                     (iv)   Total expenses (sum of lines (i)-(iii) above):      $81,674.18

           (b)       How were those expenses allocated?

                     INVESCO Funds Group, Inc.                                         50%
                     INVESCO Small Company Growth Fund                                 50%

           (c)       Who paid those expenses?

                     INVESCO Funds Group, Inc.                                  $40,837.12
                     INVESCO Small Company Growth Fund                          $40,837.06

           (d)       How did the fund pay for unamortized expenses (if any)?

                     Not Applicable.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

                     [  ] Yes             [x] No

           If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

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V.         CONCLUSION OF FUND BUSINESS

24.        Is the fund a party to any litigation or administrative proceeding?

                     [  ] Yes             [x] No

           If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

                     [  ] Yes             [x] No

           If Yes, describe the nature and extent of those activities:

VI.        MERGERS ONLY

26.        (a)       State the name of the fund surviving the Merger:

                     INVESCO Small Company Growth Fund, a series of INVESCO Stock Funds Inc.

           (b) State the Investment Company Act file number of the fund surviving the Merger:

                     811-01474

           (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

                     File number:                   811-06234
                     Form type used:                DEF 14A
                     Date filed:                    March 26, 1999

           (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

           The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of INVESCO Emerging Opportunity Funds, Inc., (ii) he is the Secretary of INVESCO Emerging Opportunity Funds, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

Date:                                                       /s/ Glen A. Payne
      May 22, 2000                                          -----------------
                                                            Name:  Glen A. Payne
                                                            Title: Secretary